UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 7 January 2019

ASX RELEASE

7 January 2019

KAZIA PRESENTATION TO BIOTECH SHOWCASE

Sydney, 7 January 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of the presentation which is to be presented by Dr James Garner at Biotech Showcase in San Francisco on Tuesday 8 January 2019.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 is due to enter a phase II clinical trial early in 2018. Initial data is expected in early calendar 2019, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

A clinical-stage oncology company with two novel agents in development Presentation to Biotech Showcase #BTS19 San Francisco, CA 8 January 2019

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Kazia has four ongoing clinical trials across two novel programs Note: All studies performed substantially in US under IND Preclinical Phase I Phase II Phase III GDC-0084 PI3K / mTOR Inhibitor Licensed from Genentech in October 2016 Potential future collaborations Diffuse Intrinsic Pontine Glioma (DIPG) (collaboration with St Jude Children’s Research Hospital) Breast Cancer Brain Metastases (BCBM) (collaboration with Dana-Farber Cancer Institute) Glioblastoma Multiforme (GBM) (Kazia-sponsored) Ovarian Cancer (Kazia-sponsored) Cantrixil

Kazia has delivered all milestones for 2018, with high-value data read-outs expected in 2019 GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Preliminary data from phase 1 study in ovarian cancer Completion of Part A of phase 1 study (safety and dosing)* *Full publication plans to be determined ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 Receipt of Orphan Drug Designation from US FDA ü Start of phase 2a study in first-line GBM ü Commence potential collaborations in other brain cancers Data read-out from phase 2a study (safety and dosing) Data read-out from phase 2a study (preliminary efficacy) Data read-out from phase 1 study (preliminary efficacy) ü Commence other potential collaborations (TBC) ü

GDC-0084 Phase II Glioblastoma Multiforme

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1+ billion Sen. John McCain Sen. Ted Kennedy Beau Biden Dan Case

Current standard of care is essentially ineffective in approximately 65% of GBM cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

6

KAZIA THERAPEUTICS

In GDC-0084 phase 1, 7 / 27 patients (26%) showed a ‘metabolic partial response’ on FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

The PI3K class has been further validated with a third approved therapy, but GDC-0084 is unique

GILEAD

Zydelig (idelalisib)



Zydelig
150 mg
film-coated tablets
Idelalisib

FDA Approved ✓
July 2014
(blood cancers)
[accelerated approval]

Does <u>not</u> cross blood-brain barrier ✗

Potentially fatal liver toxicity and diarrhoea ✗

BAYER

Aliqopa (copanlisib)



Aliqopa

FDA Approved ✓
September 2017
(blood cancers)
[accelerated approval]

Does <u>not</u> cross blood-brain barrier ✗

Potentially fatal infections ✗

Verastem

Copiktra (duvelisib)



Copiktra
(duvelisib) Capsules

FDA Approved ✓
October 2018
(blood cancers)
[accelerated approval]

Does <u>not</u> cross blood-brain barrier ✗

Potentially fatal infections and diarrhoea ✗

KAZIA THERAPEUTICS

GDC-0084



In phase II human trials under US FDA oversight (brain cancer)

<u>Does</u> cross blood-brain barrier ✓

Appears generally safe and well-tolerated thus far ✓

8 KAZIA THERAPEUTICS

GDC-0084 is currently in a phase 2a study in GBM, with multiple data-readouts during 2019 Note: timelines are estimated and subject to periodic revision based on recruitment performance and treatment effect Step 1 Dose Optimisation Step 2 Expansion Cohort Step 3 Planned Registration Trial ‘Phase 2a’ Component March 2018 1H 2019 2H 2019 Dosing and safety data in newly-diagnosed population Preliminary efficacy signals and additional FDA-required data 6 – 24 patients 12 months 20 patients 6 months (potentially) 2023 Definitive data to support product approval by FDA Dosing and safety data in newly-diagnosed population

INDICATIVE

Brain metastases represent a significant expansion to the commercial opportunity for GDC-0084

Glioblastoma

Approximately 130,000 patients per annum worldwide

$2.3 billion
estimated market opportunity in 2024 [Transparency Research]

X

65% of patients
will not respond to temozolomide

~$1.5B+ market

HER2+ Breast Cancer

Approximately 340,000 patients per annum worldwide

$12.7 billion
estimated market opportunity in 2023 [GlobalData]

X

15-25% of patients
with brain mets

~$3B+ market

\+

Other potential future indications

10

KAZIA THERAPEUTICS

GDC-0084 analogue has shown good preclinical evidence of activity in breast cancer brain mets Source: Breast Cancer Res Treat. (2017):164(3):581-591

Recent data from Novartis at ESMO showed impressive results for PI3K inhibitor in breast cancer Source: Novartis company presentation Alpelisib (BYL719) is a PI3K inhibitor being developed for breast cancer Alpelisib only inhibits the alpha form of PI3K, and was not developed to cross the blood-brain barrier; GDC-0084 inhibits all four types of PI3K and was developed to cross the blood-brain barrier ESMO data showed increase in progression-free survival from 5.7 months to 11.0 months

GDC-0084 value proposition is considerable Currently in Phase II clinical trials, under IND with US FDA, at leading US centers for brain cancer Clear Phase I data, with favourable safety profile and indications of efficacy in late-stage GBM patients Clear unmet medial need, with only existing therapy working in ~35% of patients Defined >US$1 billion market potential for GBM alone PI3K is a well-validated onco-target, with three existing therapies on market, but GDC-0084 uniquely differentiated by ability to cross blood-brain barrier Key inflection point due in 2H 2019, and additional indication investigator studies ongoing with updates in 2019 High potential for accelerated approval by FDA

Cantrixil Phase I Ovarian Cancer

Cantrixil phase 1 study has now progressed into Part B, and data is expected in calendar 2019 Part A: Dose Escalation 3 to 42 patients in up to 8 cohorts Seeks to establish maximum tolerated dose and understand safety profile Part B: Dose Expansion 12 patients, all at 5 mg/kg Seeks to provide potential efficacy signals ü 3 / 12 (25%) patients now enrolled Additional US site opening mid-November (Rhode Island, USA) Two patients from Part A still receiving treatment

Part A has already shown evidence of activity with one partial responder to date Source: images courtesy of Professor Jim Coward, Icon Cancer Centre October 2017 (baseline) January 2018

Corporate Summary

Kazia is NASDAQ & ASX listed Market Capitalisation US$ 17 million Shares on Issue 62 million (25% US, 75% Australia) Current Assets (Jun 18) US$ 6.9 million Listing NASDAQ: KZIA (1:10 ratio) ASX: KZA Share Price (US$) Outstanding Options / Warrants ~6 million Average Daily Volume NASDAQ: 0.4% /day ASX: 0.1% /day Debt Nil Average Daily Value NASDAQ: US$ 100K /day ASX: AU$ 28K /day KZIA

Other companies have built successful businesses around in-licensed products Source: Bloomberg; Company SEC Filings; Crunchbase (NASDAQ: CLVS) (NASDAQ: PBYI) (NASDAQ: TSRO) US$ billion $360 million $2.4 billion Dec 2010 Licenses rolapitant from Schering-Plough Jun 2012 Licenses niraparib from Merck Oct 2015 Submits NDA for rolapitant Dec 2016 Submits NDA for niraparib US$ billion $440 million $2.2 billion Oct 2011 Licenses neratinib from Pfizer Sep 2016 Submits NDA for neratinib US$ billion $291 million $2.5 billion Jun 2011 Licenses rucaparib from Pfizer Jun 2016 Submits NDA for rucaparib

Single asset company with one PI3K inhibitor in phase I human trials US$ 140 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 430 million Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million Other companies focused on the PI3K pathway have been highly-valued in the market One PI3K inhibitor approved in October 2018 for certain blood cancers, one other drug in human trials US$ 400 million Market Cap

Kazia is now well-funded to see both programs through key data read-outs in calendar 2019 *NOX shares valued as at October 2018 $9.3M Current assets as at 30 June 2018 ~$3.5M* Shares in Noxopharm (ASX:NOX) $3.4M Proceeds (pre-costs) from institutional placement in Oct 18 Current funding allows:- Completion of phase IIa GDC-0084 trial Completion of phase I Cantrixil trial Working capital into calendar 2020 Multiple opportunities to engage with potential partners and licensees Obtained through IP settlement in Dec 2017 Placement to sector-specialist international investors in Oct 2018 Proceeds of Ongoing Share Purchase Plan

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Kazia has become a compelling investment proposition Lead program, GDC-0084, sourced from Genentech, the world’s most successful cancer drug developer Class of drugs, PI3K inhibitors, is well-validated and resurgent, but GDC-0084 is uniquely differentiated by ability to cross the blood-brain barrier Phase I data shows favourable safety profile and evidence of efficacy; phase II study underway under FDA oversight and with world-class centers of excellence in brain cancer High unmet need for new therapies, with only existing drug effective in just 35% of patients and no front-runner among drugs in development Collaborations progressing in childhood brain cancer and in brain cancer that has spread from elsewhere; largely funded by participating hospitals Second program, Cantrixil, in an ongoing phase I study with preliminary evidence of activity Four data read-outs from clinical trials over calendar 2019, with significant potential to drive financial value and potential partnering Company is well-funded to complete ongoing studies after institutional placement to sector-specialist investors 1 2 3 4 5 6 7 8

www.kaziatherapeutics.com